UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012.

Commission File No. 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

EXPLANATORY NOTE

This Current Report on Form 6-K/A (this “Amendment”) amends the Current Report on Form 6-K filed by Millicom International Cellular S.A. (the “Company”) on January 26, 2012, pursuant to which the Company filed a copy of Exhibit 1.  The Company is filing this Amendment solely to re-file Exhibit 1 to provide certain previously omitted portions.  Other than the re-filing of Exhibit 1, no part of the Current Report on Form 6-K filed on January 26, 2012 is being amended, and the filing of this Amendment should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to January 26, 2012.

INDEX TO EXHIBITS

Item

1.	Press release dated January 26, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: January 27, 2012	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

PRESS RELEASE Stockholm January 26, 2012

MILLICOM INTERNATIONAL CELLULAR S.A.

Revised accounting treatment of Honduras transaction

Stockholm, January 26, 2012 — Millicom International Cellular S.A. (“Millicom”) (Stockholmsbörsen: MIC) announced today that it is restating its full-year financial statements for 2010 as well as its interim quarterly financial statements for the periods ended September 30, 2010 to September 30, 2011 to reflect a revised accounting treatment of the put option provided to its local partner in the July 1, 2010 Honduras transaction. The amended accounting treatment of the put option and consequent restatements have no effect on reported revenues, EBITDA, operating cash flow, dividends and guidance.

On July 1 2010, Millicom reached an agreement with its local partner in Honduras whereby Millicom’s local partner granted Millicom an unconditional call option for a duration of five years for his 33% stake. At the same time, Millicom granted a put option for the same duration to its local partner, exercisable in the event of a change of control of Millicom or the Honduras subsidiary. As a result of the transaction, Millicom started to consolidate fully its subsidiary in Honduras.

Following a reassessment of the accounting treatment of the Honduras transaction, Millicom has retroactively recorded a liability for the put option at July 1, 2010 of $737.4m, representing an estimate of the net present value of the redemption amount of the put option at that date in accordance with IAS 32.23 and a corresponding decrease of shareholder’s equity. Millicom has also recorded a financial expense/income for each subsequent reported period to reflect the change in value of the put option liability in accordance with IAS 39. Such financial expense/income has impacted net profit negatively for 2010 by $32m (less than 2% of reported net profit) and positively for the first nine months of 2011 by $50.8m.

There is no change to the economic substance of the put option and accordingly to its fair value, which is assessed as not material for each of the restated reporting periods. In addition, this does not impact the full consolidation of Millicom’s Honduras subsidiary from July 1, 2010.

Please find attached unaudited restated historical financial information as of and for the year ended December 31, 2010 as well as for interim periods from September 30, 2010 to September 30, 2011. Millicom expects to publish audited restated financial statements for 2010 and 2011 on March 2, 2012 in its 2011 Annual Report on Form 20-F.

Contacts

Chief Financial Officer
François-Xavier Roger	Tel: +352 27 759 327

Investor Relations
Justine Dimovic	Tel: +352 691 750 479
Emily Hunt	Tel: +44 7779 018 539

Visit our web site at www.millicom.com

About Millicom

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 13 countries in Latin America and Africa. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 265 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

	Year ended	QTR ended	QTR ended	QTR ended	QTR ended	QTR ended
	Dec. 31, 2010*	Sept. 30, 2010*	Dec. 31, 2010*	March 31, 2011*	June 30, 2011 *	Sept. 30, 2011*
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000

Revenues	3,920,249	1,017,733	1,068,935	1,081,418	1,120,107	1,150,689
Operating expenses
Cost of sales (excluding depreciation and amortization)	(806,226)	(203,457)	(218,730)	(233,879)	(246,435)	(256,279)
Sales and marketing	(737,691)	(192,976)	(209,997)	(194,360)	(205,836)	(206,151)
General and administrative expenses	(539,595)	(140,951)	(143,648)	(144,143)	(155,391)	(165,812)
Other operating income	3,887	3,441	446	220	707	6,328
EBITDA	1,840,624	483,790	497,006	509,256	513,152	528,775
Corporate costs	(105,651)	(36,266)	(29,990)	(21,798)	(30,384)	(26,060)
Gain (loss) on disposal/Write down of assets, net	(16,257)	2,403	(18,374)	903	(828)	5,002
Depreciation and amortization	(676,986)	(183,700)	(167,213)	(177,731)	(189,226)	(186,921)
Operating profit	1,041,730	266,227	281,429	310,630	292,714	320,796
Interest expense	(214,810)	(61,802)	(63,029)	(49,059)	(41,980)	(47,784)
Interest and other financial income	14,748	3,397	6,217	4,422	2,800	4,764
Revaluation of previously held interest	1,060,014	1,060,014	—	—	—	—
Other non-operating income (expenses), net	(63,475)	(83,485)	49,899	44,744	(39,270)	25,814
Profit before taxes from continuing operations	1,838,207	1,184,351	274,516	310,737	214,264	303,590
Taxes	(227,096)	(59,777)	(52,153)	(81,982)	(57,496)	166,497
Profit before discontinued operations and non-controlling interest	1,611,111	1,124,574	222,363	228,755	156,768	470,087
Result from discontinued operations	11,857	2,530	2,942	39,465	—	—
Non-controlling interest	(2,691)	(2,647)	(19,309)	(8,760)	(16,799)	(125,485)
Net profit for the period	1,620,277	1,124,457	205,996	259,460	139,969	344,602
Basic earnings per common share (US$)	14.97	10.37	1.93	2.45	1.33	3.32
Weighted average number of shares outstanding in the period (‘000)	108,219	108,475	106,902	105,825	104,985	103,739
Profit for the period used to determine diluted earnings per common share	1,620,277	1,124,457	205,996	259,460	139,969	344,602
Diluted earnings per common share (US$)	14.95	10.35	1.92	2.45	1.33	3.32
Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)	108,396	108,666	107,046	105,943	105,089	103,837

* After restatement

	September	December	March	June	September
	30, 2010	31, 2010	31, 2011	30, 2011	30, 2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$'000	US$'000	US$'000	US$'000	US$'000
Assets
Non-current assets
Intangible assets, net	2,272,391	2,282,845	2,232,176	2,199,817	2,163,035
Property, plant and equipment, net	2,786,120	2,767,667	2,793,937	2,798,050	2,691,886
Investment in associates	12,320	18,120	19,190	19,719	41,856
Pledged deposits	51,601	49,963	52,616	53,680	51,031
Deferred taxation	22,416	23,959	27,164	30,579	264,119
Other non-current assets	12,401	17,754	30,085	33,273	33,318
Total non-current assets	5,157,249	5,160,308	5,155,168	5,135,118	5,245,245
Current assets
Inventories	55,081	62,132	56,173	58,145	63,390
Trade receivables, net	251,832	253,258	249,837	263,329	268,045
Amounts due from joint venture partners	68,293	99,497	129,298	151,075	47,465
Prepayments and accrued income	119,934	89,477	133,989	135,426	126,843
Current tax assets	28,345	10,748	2,233	4,884	25,442
Supplier advances for capital expenditure	54,064	36,189	37,508	37,818	42,172
Other current assets	72,935	70,736	77,504	85,886	104,050
Advances to non controlling interest	0	6,546	10,473	19,200	32,278
Time deposits	107	3,106	1,069	1,069	2,069
Cash and cash equivalents	1,660,021	1,023,487	1,220,654	1,005,071	974,498
Total current assets	2,310,612	1,655,176	1,918,738	1,761,903	1,686,252
Assets held for sale	70,461	184,710	110,681	111,267	144,094
Total assets	7,538,322	7,000,194	7,184,587	7,008,288	7,075,591

	September	December	March	June	September
	30, 2010 *	31, 2010 *	31, 2011 *	30, 2011 *	30, 2011 *
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$'000	US$'000	US$'000	US$'000	US$'000
Equity and liabilities
Equity
Share capital and premium
(represented by 104,939,217 shares at September 30, 2011)	680,931	681,559	685,704	662,527	662,100
Treasury shares	(104,683)	(300,000)	(300,000)	(50,944)	(248,269)
Other reserves	(65,854)	(54,685)	(21,809)	(40,325)	(75,034)
Put option reserve	(737,422)	(737,422)	(737,422)	(737,422)	(737,422)
Accumulated profits brought forward	1,134,354	1,134,354	2,756,838	2,191,986	2,192,034
Net profit for the period	1,414,281	1,620,277	259,460	399,430	744,031
	2,321,607	2,344,083	2,642,771	2,425,252	2,537,440
Non-controlling interest	11,750	45,550	53,918	61,998	189,414
Total equity	2,333,357	2,389,633	2,696,689	2,487,250	2,726,854

Liabilities
Non-current liabilities
Debt and financing	1,847,924	1,796,572	1,750,622	1,674,094	1,674,890
Derivative financial instruments	105,633	18,250	19,581	26,550	20,603
Deferred taxation	21,296	195,919	188,758	183,977	190,519
Other non-current liabilities	192,208	79,767	84,394	83,665	71,933
Total non-current liabilities	2,167,061	2,090,508	2,043,355	1,968,286	1,957,945
Current liabilities
10% Senior Notes	465,165	—	—	—	—
Debt and other financing	674,944	555,464	587,718	649,739	535,204
Put option liability	818,213	769,378	740,055	775,258	718,579
Capex accruals and payables	230,414	278,063	219,926	200,652	245,066
Other trade payables	189,118	202,707	186,969	178,429	190,777
Amounts due to joint venture partners	66,105	97,919	127,323	147,538	43,853
Accrued interest and other expenses	250,135	228,360	220,188	258,209	246,759
Current tax liabilities	80,541	79,861	108,657	53,781	100,702
Other current liabilities	222,690	247,534	240,973	276,642	285,875
Total current liabilities	2,997,325	2,459,286	2,431,809	2,540,248	2,366,815
Liabilities directly associated with assets held for sale	40,579	60,767	12,734	12,504	23,977
Total liabilities	5,204,965	4,610,561	4,487,898	4,521,038	4,348,737
Total equity and liabilities	7,538,322	7,000,194	7,184,587	7,008,288	7,075,591

* After restatement

	Year ended	QTR ended	QTR ended	QTR ended	QTR ended	QTR ended
	Dec. 31, 2010	Sept. 30, 2010	Dec. 31, 2010	March 31, 2011	June 30, 2011	Sept. 30, 2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000

Other non-operating income (expenses), net
As previously reported	(31,519)	(2,694)	1,064	15,421	(4,067)	(30,865)
Adjustment	(31,956)	(80,791)	48,835	29,323	(35,203)	56,679
As adjusted	(63,475)	(83,485)	49,899	44,744	(39,270)	25,814

Profit before taxes from continuing operations
As previously reported	1,870,163	1,265,142	225,681	281,414	249,467	246,911
Adjustment	(31,956)	(80,791)	48,835	29,323	(35,203)	56,679
As adjusted	1,838,207	1,184,351	274,516	310,737	214,264	303,590

Net profit for the period
As previously reported	1,652,233	1,205,248	157,161	230,137	175,172	287,923
Adjustment	(31,956)	(80,791)	48,835	29,323	(35,203)	56,679
As adjusted	1,620,277	1,124,457	205,996	259,460	139,969	344,602

Accumulated profits brought forward
As previously reported	1,134,354	1,134,354	1,134,354	2,788,794	2,223,942	2,223,990
Adjustment	—	—	—	(31,956)	(31,956)	(31,956)
As adjusted	1,134,354	1,134,354	1,134,354	2,756,838	2,191,986	2,192,034

Total equity
As previously reported	3,159,011	3,151,570	3,159,011	3,436,744	3,262,507	3,445,433
Adjustment	(769,378)	(818,213)	(769,378)	(740,055)	(775,257)	(718,579)
As adjusted	2,389,633	2,333,357	2,389,633	2,696,689	2,487,250	2,726,854

Total current liabilities
As previously reported	1,689,908	2,179,112	1,689,908	1,691,754	1,764,991	1,648,236
Adjustment	769,378	818,213	769,378	740,055	775,257	718,579
As adjusted	2,459,286	2,997,325	2,459,286	2,431,809	2,540,248	2,366,815